

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 16, 2008

Mr. Chen Wei Dong
President and Chief Executive Officer
North American Gaming and Entertainment Company
Fifth Floor, High-Tech Mansion, Gaoxin Road
Hi-Tech Zone, Xi'an P.R. China

> **Re:** **North American Gaming and Entertainment Company**
> **Form 8-K**
> **Filed August 13, 2008**
> **Form 8-K/A1**
> **Filed September 12, 2008**
> **File No. 000-05474**

Dear Mr. Dong:

We have completed our review of your Form 8-K and related filings, and have no further comments at this time.

Sincerely,

Donald F. Delaney
Senior Staff Accountant